UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934[FEE REQUIRED]
For the fiscal year ended: December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934[NO FEE REQUIRED]
For the transition period from to

Commission file number 033-63489

INTEL CORPORATION 401(k) SAVINGS PLAN
(Full title of the Plan)

INTEL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)

2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95052-8119
(Address of principal executive office of the issuer)

INTEL CORPORATION 401(k) SAVINGS PLAN
Index to Financial Statements and Exhibits

Item

Report of Ernst & Young LLP, Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule of Assets at December 31, 2002

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

Exhibit 99.1 - Certification of Chief Executive Officer and Chief Financial and Principal
     Accounting Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906
     of the Sarbanes-Oxley Act of 2002

Intel Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001

and for the year ended December 31, 2002

Report of Independent Auditors

The Plan Administrative Committee
Intel Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

April 28, 2003
San Jose, California

Intel Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits
	December 31,
	2002	2001
Assets
Value of interest in the Master Trust	$1,616,782,443	$2,000,450,267
Participant loans	43,317,842	40,881,483
Employee contributions receivable	6,090,803	5,624,445
Total assets	1,666,191,088	2,046,956,195

Liabilities
Accrued administrative fees	71,355	84,270

Net assets available for benefits	$1,666,119,733	$2,046,871,925

See accompanying notes.

Intel Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Employee contributions	$273,306,765
Participant loan interest income	3,407,541
Total additions	276,714,306

Deductions
Benefits paid to participants and participant withdrawals	88,471,337
Administrative fees	734,347
Total deductions	89,205,684

Net investment loss from participation in the Master Trust	(579,466,033)
Net transfers from other plans	11,205,219
Net decrease	(380,752,192)

Net assets available for benefits:
Beginning of year	2,046,871,925
End of year	$1,666,119,733

See accompanying notes.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Intel Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the company). Eligible employees may participate in the Plan any time on or after their date of hire.

The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Trustee

Mellon Bank, N.A. is the Plan's trustee.

Administration of the Plan

The company has delegated to the Plan Administrative Committee responsibility for the general operation and administration of the Plan, and for carrying out and interpreting the Plan's provisions. The company is the named fiduciary and administrator of the Plan, as well as the Plan sponsor, as defined by ERISA. The company has contracted with Fidelity Investments Institutional Operations Company to provide recordkeeping services with respect to the Plan.

Plan Mergers

During 2002, The 401(k) Savings Plan of Level One Communications, Inc. and the High Speed Solutions 401(k) Plan were merged into the Plan resulting in transfers into the Plan of $11,296,685 and $36,786 in net assets, respectively.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions and Participant Accounts

Participant Contributions

Participants may contribute up to 50% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual IRS limit. Such contributions are withheld by the company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may elect to invest in seventeen different investment options. Deutsche Asset Management had discretionary authority in 2002 for the purchase and sale of investments in the Deutsche Asset Management Stable Value Fund, subject to the general investment policies of the Investment Policy Committee of the company. Participants may change their investment elections daily.

Participant Accounts

Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

     -   Biweekly or semi-monthly for participant contributions.

     -   Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts.

Vesting

Participants are immediately 100% vested with respect to contributions to all investment options in the Plan as well as the related earnings from such contributions.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant, or applicable beneficiary, may elect to have benefits paid in a single lump-sum distribution or monthly annuity payments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.

Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Corporation Defined Benefit Pension Plan. A single annuity is paid to those participants based on the combined benefit under the terms of the two plans. There were transfers under this option of $128,252 for the year ended December 31, 2002.

Participant Loans

All participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Plan. The participants' account balances secure their loans. The interest rate is based on the prime rate plus 1% as reported in The Wall Street Journal on the last business day of each month. The loan provisions are established and administered by the recordkeeper.

Participants may choose to obtain loans from either this Plan or the Intel Corporation Profit Sharing Plan. Repayments of loans are transferred to the participants' Plan and Intel Corporation Profit Sharing Plan accounts in the ratio in which such accounts provided funding for the loan.

Administrative Expenses

The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in the Master Trust (see Note 3) are stated at each plan's proportionate share of participation in the Master Trust, based upon the fair value of Master Trust investments held at year end.

Investments in interest bearing cash, money market funds, mutual funds, debt securities and equity securities are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year end. Interest bearing cash and money market funds are stated at cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. Investments not traded in active markets are stated at the estimated fair value, computed using pricing models at current rates.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

The Master Trust may hold derivative financial instruments (see Note 5) in order to manage market risks and to alter the return characteristics of underlying securities to replicate the performance of various indices. The Master Trust utilizes derivatives to replicate financial market performance in situations where derivatives are more economical or practical than purchasing the underlying securities themselves. Wrapper contracts issued by insurance companies and banks are stated at fair value as of the last day of the year. The wrapper contracts held in the Master Trust are included with the fair value of the related underlying debt securities at year end. Realized and unrealized appreciation (depreciation) in the fair value of wrapper contracts are currently recognized in income.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued daily; dividends are accrued when declared.

Guaranteed investment contracts are entered into with insurance companies and banks. The contracts are unallocated in nature and are valued at contract value because they are fully benefit responsive. Contract value, as reported by the respective insurance company or bank, approximates fair value. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Payment of Benefits

Benefits are recorded when paid.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions are accrued when the participants' salary deferrals are made.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management's estimates.

Reclassification

Certain 2001 amounts have been reclassified to conform to 2002 presentation.

3. Interest in the Master Trust

All of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan, the Intel Puerto Rico Retirement Savings Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust based on its respective interest in the Master Trust. The trustee holds all investments of the Master Trust. The Investment Policy Committee has discretionary authority over the allocation of company contributions. The majority of company contributions as of December 31, 2002 have been allocated to an equity index fund managed by Barclays Global Investors.

The value of the Plan's interest in the Master Trust included in the statements of net assets available for benefits represents 40.84% of the net assets of the Master Trust at December 31, 2002 and 40.73% at December 31, 2001. Interest, dividends, net depreciation in the fair value of investments, and expenses are allocated to the Plan based upon its allocable share in the net assets of the Master Trust.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

The Master Trust's net assets available for benefits consisted of the following at:

	December 31,
	2002	2001
Assets
Investments, at fair value:
Interest bearing cash and money market funds	$18,790,124	$15,525,505
Mutual funds	1,164,021,699	1,242,731,212
Debt securities	75,591,115	46,989,829
Guaranteed investment contracts	2,349,183	5,725,752
Intel common stock	377,609,473	762,270,384
Other equity securities	2,320,417,063	2,834,154,481
Total investments	3,958,778,657	4,907,397,163

Receivables:
Interest and dividends receivable	232,518	4,142,630
Receivable from brokers for securities sold	511,605	872,461
Total assets	3,959,522,780	4,912,412,254

Liabilities
Payable to brokers for securities purchased	561,479	1,149,824
Net assets available for benefits	$3,958,961,301	$4,911,262,430

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

The following is a summary of the investment loss in the Master Trust:

Year ended December 31, 2002
Net depreciation in fair value of investments determined by quoted market price:
Other equity securities	$(695,324,563)
Mutual funds	(236,474,012)
Intel common stock	(365,872,642)
(1,297,671,217)
Net depreciation in fair value of investments estimated by the trustee:
Debt securities	(19,252)

Interest and dividends	42,584,940
Net investment loss	$(1,255,105,529)

The Master Trust held investments in interest bearing cash and money market funds, mutual funds, equity securities, debt securities, participant loans, wrapper contracts, and guaranteed investment contracts that are specifically allocated to the Plan at December 31, 2002 and 2001.

Certain Master Trust investments are shares of the company's common stock specifically allocated to the Plan. Transactions in shares of the company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Master Trust made purchases of the company's common stock of $80,453,905 and sales of $70,633,947. The Plan had a 99.94% interest in the company's common stock held by the Master Trust at December 31, 2002 and a 91.94% interest at December 31, 2001.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Guaranteed Investment Contracts

The Master Trust may hold guaranteed investment contracts with insurance companies and banks specifically allocated to the Plan in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 2002, the Master Trust held guaranteed investment contracts in the amount of $2,349,183 ($5,725,752 at December 31, 2001) with insurance companies that have S&P ratings of AA or better at the time of purchase. The Master Trust held guaranteed investment contracts with only one insurance company at December 31, 2002. No more than $3,419,668 of the guaranteed investment contracts were with any one insurance company at December 31, 2001.

5. Derivative Financial Instruments

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant's retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan. As of December 31, 2002, the Master Trust held wrapper contracts with a negative fair value of $1,323,329 (negative fair value of $201,383 as of December 31, 2001).

6. Concentration of Credit Risk

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across seventeen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Intel Stock Fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 16, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps to maintain the Plan's qualified status.

8. Plan Termination

The company has the right under the Plan to amend and terminate the Plan at any time for any reason. The Board of Directors of the company has delegated to the Plan Administrative Committee the authority to amend the Plan where such amendments do not significantly increase the cost to or significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan shall reduce the benefit of any participant, which accrued under the Plan to the date when such amendment is adopted. In the event of a plan termination, participants will remain 100% vested in their accounts.

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value

*	Participant loans	Interest at 5.75% - 11.50%, maturing through 2030	$43,317,842

Column (d), cost, has been omitted, as investments are participant directed.

*   Indicates party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(k) SAVINGS PLAN
(Full Title of the Plan)

Date: June 11, 2003	By:	/s/ Andy D. Bryant
Andy D. Bryant Executive Vice President, Chief Financial and Enterprise Services Officer of Intel Corporation